Exhibit 99.1

Ability Announces Pricing of $10 Million Offering

TEL AVIV, ISRAEL, Nov. 23, 2018 (GLOBE NEWSWIRE) -- Ability Inc. (Nasdaq: ABIL) (TASE: ABIL) (“Ability” or the “Company”), which provides innovative tactical communications intelligence solutions, today announced the pricing of a registered offering of 3,076,923 units, at a price of $3.25 per unit, to a single institutional purchaser. Each unit consists of (i) one ordinary share (or ordinary share equivalent), and (ii) a warrant to purchase one ordinary share. Ability expects to receive aggregate gross proceeds of approximately $10 million from the offering. The ordinary shares (or the ordinary share equivalents) and the accompanying warrants included in the units can only be purchased together in this offering, but will be issued separately and will be immediately separable upon issuance.

The warrants will have a term of five years, be exercisable immediately and have an exercise price of $3.25 per ordinary share.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The offering is expected to close on or about November 27, 2018, subject to customary closing conditions.

Ability intends to use the net proceeds from the offering for general corporate purposes and working capital.

A registration statement on Form F-1 relating to the public offering of the securities described above was filed with the Securities and Exchange Commission (“SEC”) and was declared effective on November 21, 2018. The offering is being made only by means of a prospectus forming part of the effective registration statement. A preliminary prospectus relating to and describing the terms of the offering has been filed with the SEC, and a final prospectus relating to the offering will be filed with the SEC. Copies of the preliminary prospectus and, when available, copies of the final prospectus may be obtained for free by visiting the SEC’s website at www.sec.gov or by contacting H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, by calling (646) 975-6996 or by emailing placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Ability

Ability Inc. is the sole owner of Ability Computer & Software Industries Ltd. (“ACSI”) and Ability Security Systems Ltd. Headquartered in Tel Aviv, Israel, ACSI was founded in 1994. ACSI provides advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. ACSI has sold to governments and government agencies in over 50 countries. ACSI offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including ULIN, or Ultimate Interceptor, which to our knowledge, is the first-to-market SaaS strategic interception system with voice and geolocation capabilities without geographic limitation. State-of-the-art technology underpins ACSI’s scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers’ needs. Additional information regarding ACSI may be found at http://www.interceptors.com.

Forward Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. For example, forward-looking statements include statements regarding the offering, the successful closing of the offering and planned use of the net proceeds from the offering. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to whether or not the closing conditions related to offering will be satisfied as well as other risk factors detailed in the Company’s filings with the SEC. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contact at Ability:

Avi Levin

CFO

+972-3-6879777

avi@ability.co.il